Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

April 27, 2010.

3.	Press Release

The Press Release dated April 27, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

The Company announced an increase in the mineral resource estimate for its wholly owned San Francisco open pit gold mine in northern Sonora, Mexico.

5.	Full Description of Material Change

See Schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

April 27, 2010.

SCHEDULE A

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002
Fax: (604) 682-4003

April 27, 2010	TSX-V: TMM

NEWS RELEASE

Vancouver, British Columbia. Timmins Gold is pleased to announce an increase in the Mineral Resource estimate for its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico. The Measured and Indicated Resources for the San Francisco mine have increased to 895,725 ounces of gold and the Inferred Resource has increased to 154,038 ounces of gold. This represents an increase of 25% to the combined Measured and Indicated Resources.

The Mineral Resource estimate completed by the independent qualified person, Mr. Michael Hester, B.Sc., M.Sc., FAusIMM of Independent Mining Consultants Inc. (IMC), of Tucson, Arizona, was prepared using CIM definitions for Mineral Resources as required by National Instrument 43-101. The Mineral Resource estimate is based on a block model developed by ordinary kriging contained within a floating cone shell and tabulated at a 0.15 g/t gold cutoff grade. The Mineral Resource estimate is:

Resource	Measured	Indicated	Inferred
Tonnes	13,837,000	23,044,000	7,405,000
Grade g/t gold	0.83	0.71	0.65
Ounces	367,470	528,257	154,040
Total Ounces	895,725		154,040

The increase was obtained from improved economics and a limited step-out drill program of 270 holes of reverse circulation drilling totaling 22,216 meters completed up to February 20, 2010 at a cost of only $1.5 million.

The drilling was concentrated in three areas: 1) northwest of the main orebody, 2) southeast of the orebody, and 3) along the southwest flank of the current pit. The Measured and Indicated Resource increases are located contiguous to the northwest and to the southeast of the currently defined pit limits.

An initial 2010 drill program of 50,000 meters of reverse circulation drilling and 20,000 meters of RAB drilling is ongoing and is scheduled to be completed by the end of September 2010. The cost of the ongoing drill program is anticipated to be $4.5 million.

When completed, the drill program will be followed up with a new resource estimate, reserve estimate and mine plan which are scheduled to be completed by Q4 of 2010.

The increased resource follows upon the commencement of commercial production in early April 2010. The size of the gold mineralization zone, its presence within large shear zones and the continuous nature of the gold within the zones form the basis of management’s expectation that the planned additional drilling could lead to a significant increase in the resource available to be mined at San Francisco and could potentially also lead to the discovery of additional satellite deposits within the existing land package.

The previous combined Measured and Indicated Resources were 716,785 ounces gold (27.6Mt grading 0.806 g/t Au), as calculated by IMC and reported in the March 2008 Preliminary Feasibility Study prepared by Micon International of Toronto.